HAMPTON INDUSTRIES, INC.

NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS

(Information as of June 29, 1996 and July 1, 1995 is unaudited.)

1.  BASIS OF PRESENTATION

    The consolidated balance sheets as of June 29, 1996 and July 1, 1995 and the consolidated statements of operations for the twenty-six and thirteen-week periods then ended have been prepared by the Company, without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 29, 1996 and for all periods presented have been made.

    Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the audited financial statements and notes thereto included in the Company's December 30, 1995 annual report to shareholders. The results of operations for the period ended June 29, 1996 are not necessarily indicative of the operating results for the full year.

    Certain reclassifications have been made to the comparative period consolidated financial statements to conform to classifications used at June 29, 1996.

2.  INVENTORIES

     Inventories consist of the following:
                       June 29,       July 1,     December 30,
                        1996           1995          1995
                     -----------   -----------    -----------
Finished goods       $42,176,779   $46,949,406    $37,092,349
Work-in-process        5,657,397     9,985,328      4,041,951
Piece goods            7,429,354    14,454,889      4,118,109
Supplies and other     1,434,935     1,878,948      1,062,522
                     -----------   -----------    -----------
                     $56,698,465   $73,268,571    $46,314,931

    Inventories are stated at the lower-of-cost or market.
Cost is determined primarily by the last-in, first-out method
(LIFO). The LIFO method results in a better matching of cost and revenues. At June 29, 1996, July 1, 1995, and December 30, 1995, inventories at LIFO were approximately $6,278,000, $6,163,000 and $5,084,000 lower, respectively, than they would have been had the first-in, first-out method of determining cost been used. The LIFO valuation method had the effect of increasing the net loss by $729,600 ($.16 per share) for the twenty-six weeks and $237,300 ($.05 per share) for the thirteen weeks ended June 29, 1996 and increasing the net loss by $529,000 ($.12 per share) for the twenty-six weeks and $197,000 ($.05 per share) for the thirteen weeks ended July 1, 1995.
I-5

3.  OTHER CURRENT ASSETS

    Included in other current assets are estimated tax refunds of approximately $819,000 at June 29, 1996, $400,000 at July 1,
1995 and $1,083,000 at December 30, 1995.

4.  BANK AGREEMENT

    On May 3, 1996, Hampton Industries, Inc. entered into a new credit facility ("New Facility") with BNY Financial Corporation, as Agent. The New Facility provides for a maximum line of credit of $100,000,000, which includes both direct loans and letters of credit. The initial proceeds of the New Facility were used to repay the outstanding indebtedness under the Company's previously existing bank line of credit.

    Availability under the New Facility is based on a formula of eligible accounts receivable and eligible inventory and provides for a seasonal overadvance of up to $23,000,000 within the $100,000,000 maximum line of credit. Direct borrowings bear interest at the London Interbank Offered Rate or the Prime Rate, at the option of the Company, plus the applicable margin (as defined in the New Facility). Borrowings are collateralized by accounts receivable, inventory and general intangibles of the Company and its subsidiaries. The New Facility expires in May 1999.

    The New Facility contains financial covenants, including but not limited to tangible net worth and interest coverage, and restricts fixed asset purchases. It does not allow for the payment of cash dividends. The Company is not required to maintain compensating balances, however, it is required to pay a fee of 1/4% of 1% per annum on the unused portion of the total facility plus certain other administrative costs.

5.  STOCK OPTIONS

    The Company has a non-qualified stock option plan ("The Plan"), under which it has reserved 363,000 shares of common stock. The Plan was adopted in 1992 and expires in 2002. The Plan is administered by a committee designated by the board of directors. Options granted to eligible employees are exercisable in increments of 20% annually.

    On May 30, 1996, options were granted for 279,500 shares exercisable at $4.50 per share, the fair market value on the date of grant. The options expire 61 months from the date of grant. The exercise price may be paid in cash, common stock of the company or a combination thereof. All of the options were outstanding at June 29, 1996.
I-6

    The Company applies APB Opinion 25 and related Interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for the foregoing options.  Had compensation cost for these options been determined using the Black-Scholes option-pricing model described in FASB Statement 123, the Company would have recorded aggregate compensation expense of approximately
$490,100 which would be expensed at the rate of 20% per annum over the option's vesting period.  The assumptions used in the option-
pricing model include a risk-free interest rate of 6.7%, expected life of 3 years and ten months and expected  volatility of 39.25%.
The pro forma impact of following the provisions of FASB statement
123 on the Company's operations and loss per share would be as follows:
                              Twenty-Six      Thirteen
                              Weeks Ended    Weeks Ended
                             June 29, 1996  June 29, 1996
                             -------------  -------------
Net Loss      -As Reported   $(1,447,861)   $(1,183,895)
              -Pro Forma     $(1,482,281)   $(1,218,315)

Net Loss Per  -As Reported      $(.32)         $(.26)
Common        -Pro Forma        $(.32)         $(.27)
Share

    Net loss per share has been calculated using the weighted average shares outstanding during the periods. Common stock equivalents have been excluded from the computation because they are anti-dilutive.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Results of Operations

    Over the past year the Company has implemented several programs that have had an impact on its operations. With an increasing amount of product being sourced in both the Caribbean basin, as well as, in lesser developed countries throughout the world, the Company has been able to reduce its excess domestic production capacity by closing several domestic production facilities. Contracts are negotiated in U. S. Dollars, which eliminates the exposure to foreign exchange currency risks. Several major customers have had significant programs with the Company which were extremely price sensitive. Due to the Company's establishment of specific goals which set a minimum profit margin to be achieved, several of these programs have been discontinued. Branded apparel is generally imported and continues to grow in importance to the Company. For the current six month period, this category has contributed 33.0% of consolidated sales as compared to 15.3% in the comparative six months. The Company has also become the licensee for a line of men's loungewear by Ron Chereskin Studios, as well as, expanded the Rawlings license to include boys and women's activewear. These new lines will not contribute to sales until 1997.
I-7

    The following table summarizes the operating data for the
periods indicated:
                              Twenty-six         Thirteen
                              Weeks Ended       Weeks Ended

                          June 29,  July 1,  June 29,  July 1,
                            1996     1995      1996     1995
                          --------  -------  --------  -------
Net Sales                  100.0%    100.0%   100.0%    100.0%
 Cost of products sold      80.0      82.0     81.9      84.9
 Selling, general
   and administrative       22.8      22.5     25.2      27.8
 Equity in loss of
   unconsolidated
   affiliates                0.1        -       0.3        -
 Provision for
   restructruing cost         -        1.9       -        4.8
 Gain on sale of assets
   held for disposal        (1.3)     (0.1)    (2.6)        -
                            -----     -----    -----    ------
 Operating loss             (1.6)     (6.3)    (4.8)    (17.5)
  Interest                   2.3       2.3      2.9       3.8
                            -----     -----    -----    ------
Loss before income
   tax benefit              (3.9)     (8.6)    (7.7)    (21.3)
Income tax benefit          (1.5)     (2.9)    (3.0)     (7.3)
                            -----     -----    -----    ------
 Net Loss                   (2.4)%    (5.7)%   (4.7)%   (14.0)%

THIRTEEN WEEKS ENDED JUNE 29, 1996 AS COMPARED TO THE THIRTEEN
WEEKS ENDED JULY 1, 1995

    Net sales increased by 1.0% during the period. Dozens shipped declined by 7.4% which was offset by an 8.4% increase in average price per dozen. The "Nautica for Boys" and "Rawlings" line of branded apparel comprised a significant portion of the increase in average selling prices. The two lines represented 28.9% of the Company's sales for the period versus 13.9% in the prior year.

    Gross profit margins for the current period increased from 15.1% to 18.1%. The increase in margins is attributable to the higher margins received on the branded apparel sales, which increased by $4,023,000 for the period, and the elimination of certain programs that had low gross margins.

    Operating expenses declined by $609,000 from the prior year in spite of higher royalty fees due to the growth in sales referred to above. The decreases in operating expenses are primarily related to wages and fringe benefits of terminated employees.

    The decrease in interest expense was due to lower average borrowings for the period.

    For the thirteen weeks ended July 1, 1995, restructuring costs of $1,211,000 attributable to the closing of two domestic manufacturing facilities were recorded. The restructuring reduced the work force by approximately 400 associates. This charge included both the expected cost of termination of employees and a non-cash charge of $610,000 to record certain assets at estimated realizable values. During the quarter ended June 29, 1996, a gain on the sale of property held for sale of $653,000 was realized.
I-8

TWENTY-SIX WEEKS ENDED JUNE 29, 1996 AS COMPARED TO THE
TWENTY-SIX WEEKS ENDED JULY 1, 1995

    Net sales decreased by 6.0% during the period. Dozens shipped declined by 12.7% which was offset by a 7.7% increase in average price per dozen. The "Nautica for Boys" and "Rawlings" lines of branded apparel comprised a significant portion of the increase in the average selling prices. Also, these two lines combined for a total of 33.0% of the Company's sales for the current period versus 15.3% in the prior year.

    Gross profit margins for the period increased from 18.0% to 20.0%. The increase in margins is attributed to the higher margins received on the branded apparel sales, which increased by $10,252,000 for the period, and the elimination of certain programs that had low gross margins.

    Operating expenses declined by $637,000 from the prior year in spite of higher royalty fees due to the growth in sales referred to above. The decreases in operating expenses are primarily related to wages and fringe benefits of terminated employees.

    The decrease in interest expense was due to lower average borrowings for the period.

    For the twenty six weeks ended July 1, 1995, restructuring costs of $1,211,000 attributable to the closing of two domestic manufacturing facilities were recorded. The restructuring reduced the work force by approximately 400 associates. This charge included both the expected cost of termination of employees and a non-cash charge of $610,000 to record certain assets at estimated realizable values. During the twenty six weeks ended June 29,1996, a gain on the sale of property held for sale of $785,000 was realized.

Liquidity and Capital Resources

    On May 3, 1996, Hampton Industries, Inc. entered into a new credit facility ("New Facility") with BNY Financial Corporation, as Agent. The New Facility provides for a maximum line of credit of $100,000,000, which includes both direct loans and letters of credit. The initial proceeds of the New Facility were used to repay the outstanding indebtedness under the Company's previously existing bank line of credit.

    Availability under the New Facility is based on a formula of eligible accounts receivable and eligible inventory and provides for a seasonal overadvance of up to $23,000,000 within the $100,000,000 maximum line of credit. Direct borrowings bear interest at the London Interbank Offered Rate or the Prime Rate, at the option of the Company, plus the applicable margin (as defined in the New Facility). Borrowings are collateralized by accounts receivable, inventory and general intangibles of the Company and its subsidiaries. The New Facility expires in May 1999.

    The New Facility contains financial covenants, including but not limited to tangible net worth and interest coverage, and restricts fixed asset purchases. It does not allow for the payment of cash dividends. The Company is not required to maintain compensating balances, however, it is required to pay a fee of 1/4% of 1% per annum on the unused portion of the total facility plus certain other administrative costs.
I-9

    Bank borrowings amounted to $25,711,000 at June 29, 1996 as compared to $42,760,000 on July 1, 1995 and $19,600,000 on
December 30, 1995. Outstanding letters of credit amounted to $21,321,000 at June 29, 1996 as compared to $30,870,000 on July,
1, 1995 and $27,465,000 on December 30, 1995. During the twenty six weeks ended July 1, 1995, inventories were growing at a substantial rate, $35,171,000 for the period as compared to an increase of $11,577,000 for the current twenty six week period. The largest portion of the growth in inventories in the prior period was financed by an increase in bank debt. The current periods growth in inventories was partially financed with bank debt with the remainder financed through improved collection of receivables. The decrease in accounts receivable of $8,264,000 in the current period as compared to a decrease of $3,829,000 in the prior period is primarily due to improved collection efforts.

    Net cash used in operating activities significantly improved in the current six month period versus the prior period. Due to a lower level of domestic manufacturing activities, accounts payable have declined since December 30, 1995. Due to the operating loss recorded for the year ending December 30,1995, there was no requirement to make substantial tax payments in the current period. In the prior period, payments for taxes amounted to $1,358,000 relating to operating profits reported for the year ending December 31, 1994. The reduction in the reserve for doubtful accounts and allowances relates to the write-off of old uncollectable accounts, collection of disputed amounts and a lower level of disputed amounts with customers.

    Investing activities include normal replacements of machinery and equipment and building improvements. Expenditures during the period have been financed from the proceeds of the sales of assets which were classified as held for resale due to prior plant closings. There are no major expenditures planned for the remainder of 1996. The increase in other assets is primarily due to deferred financing costs related the new credit facility .

    Financing activities report the changes in bank borrowings and other debt which support inventory levels and other investments.

    At June 29, 1996, the company's working capital approximated $44,514,000 and its current ratio was 2.49 to 1.

    The Company has a non-qualified stock option plan ("The Plan"), under which it has reserved 363,000 shares of common stock. The Plan was adopted in 1992 and expires in 2002. The Plan is administered by a committee designated by the board of directors. Options granted to eligible employees are exercisable in increments of 20% annually.

    On May 30, 1996, options were granted for 279,500 shares exercisable at $4.50 per share, the fair market value on the date of grant. The options expire 61 months from the date of grant. The exercise price may be paid in cash, common stock of the company or a combination thereof. All of the options were outstanding at June 30, 1996.

    The Company applies APB Opinion 25 and related Interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for the foregoing options. Had compensation cost for these options been determined using the Black-Scholes option-pricing model described in FASB Statement 123, the Company would have recorded aggregate compensation expense of approximately $490,100 which would be expensed at the rate of 20%
I-10

per annum over the option's vesting period. The assumptions used in the option-pricing model include a risk-free interest rate of 6.7%, expected life of 3 years and ten months and expected volatility of 39.25%.

    The Company's backlog of orders at June 29, 1996 was approximately $96,607,000 as compared to $129,411,000 in the prior year. A change in the buying patterns of our customers, a planned reduction in the current year sales of approximately 10% and a change in product mix have caused this reduction in the backlog. Management believes that the sales to date, the order backlog and anticipated new orders will be sufficient to meet the sales goals for the Company.

    Management believes that the credit available under the new credit facility together with the cash expected to be generated from operations, is adequate to meet the Company's financing requirements for the foreseeable future.

Impact of Inflation

    General inflation in the economy has driven the operating expenses of many businesses higher, and accordingly, the Company has increased compensation and bore higher prices for materials , goods and services. The Company continuously seeks methods of reducing costs and streamlining operations while maximizing efficiency through improved internal operating procedures and controls. While the Company is subject to inflation as described above, management believes that inflation currently does not have a material effect on the Company's operating results, but there can be no assurance that this will continue to be so in the future.

Accounting Changes

    In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995; therefore, the Company will adopt SFAS No. 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.
I-11

                         SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of l934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

                         HAMPTON INDUSTRIES, INC.
                         Registrant

                         S/STEVEN FUCHS
                         ________________________
                         Steven Fuchs, President


                         S/ROBERT J. STIEHL, JR.
                         ________________________
                         Robert J. Stiehl, JR.
                         Executive Vice President -
                         Operations and Chief
                         Financial Officer

                         Date:  August 2, 1996